UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2002

Harmony Gold Mining Company Limited

PO Box 2
Randfontein, 1760
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

Harmony Gold Mining Co. Ltd.
NEWS RELEASE

HARMONY OFFER FOR HILL 50 DECLARED UNCONDITIONAL

Johannesburg, 21 February 2002 – Harmony today announced that it has removed all remaining conditions to its offers for Hill 50 ordinary shareholders and listed option holders.

Hill 50 shareholders accepting Harmony's offer will now receive a consideration of $1.40 per ordinary share and listed option holders have been offered $0.70 per listed option. Harmony's previous condition of 90% of shareholders having to accept the offer to qualify for the A$0,05 cents increase in offer has now been revised.

In addition the payment terms have been changed as shareholders and listed option holders accepting into Harmony's offers will receive payment within five business days.

The company has been informed that the board of Hill 50 intends to recommend that share and option holders in Hill 50 immediately accept the offers. The Directors of Hill 50 have indicated that they will accept Harmony's offers with respect to their own share and option holdings.

Bernard Swanepoel, chief executive of Harmony, commented, "Our acquisition of Hill 50 can now proceed with the acceptance of its largest shareholder which has delivered 16,3% of the company and by the board's unanimous recommendation. We believe that this step of removing the

For immediate release
Thursday
21 February 2002
For further details contact:

Ferdi Dippenaar
on +27(0)82-807-3684

Issued by Harmony Gold Mining Company Limited.

Contact:
Corné Bobbert
Tel +27 11 412 1450
Fax +27 11 692 3879,
Mobile +27 83 380 6614

e-mail:
cbobbert@harmony.co.za

Web Site:
www.harmony.co.za

remaining conditions precedent will allow us to timeously incorporate these assets into our Australian production portfolio."

The Harmony offers to the share and option holders are scheduled to close on 8 March 2002.

Ends

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: **February 22, 2002**

Harmony Gold Mining Company Limited

By: ______________________________

Name: Fred Baker

Title: Company Secretary